PRETIVM
VALUE THROUGH GOLD
PVG:TSX/NYSE

2018 Letter to the Shareholders







CHAIRMAN'S MESSAGE



Robert Quartermain

2017 was a milestone year for Pretivm – producing gold at our Brucejack Mine. This achieves the goal we set for ourselves in 2010 when the company was first formed. We knew then that the Valley of the Kings held special potential as a high-grade gold asset, and it has been a rewarding journey to advance it from a grass-roots exploration project to a profitable mine.

Brucejack's rapid advance from discovery to operations has been a well-executed process with its share of challenges, but a noteworthy accomplishment in an industry where delays, construction cost overruns and political uncertainties are often the norm. Achieving the commercial production milestone highlights the expertise and dedication of our management team and the diligence of our employees and contractors, many who have shared in this 7-year journey.

Our Valley of the Kings deposit is unique for its style and grade. As we continue the ramp up to steady state operations into 2018, our focus remains on ensuring we are establishing the best mining practices to account for the variability of the deposit. Our focus now is on delivering on production guidance this year and for the life of mine. We are fortunate that after only 6 months of production we enjoy a sound financial position to enable us to continue this process.

As a new gold producer, we will be benchmarked against the same criteria as our peers. Successful execution at Brucejack remains the company's sole focus, and our commitment to creating shareholder value will be delivered through both efficient production and fiscal discipline.

Our transition to mine operations has benefited from the contributions of our Board's directors. Christopher Noel Dunn who was a founding director in 2010 and Shaoyang Shen who has been a director since 2015, will not be standing for re-election. We thank them for their contribution through the exploration and development evolution of the Company. Faheem Tejani will be nominated for election to the Board at our Annual General Meeting on May 10. Mr. Tejani brings more than 20 years of capital markets experience and financial industry leadership to the Board.

BRUCEJACK MINE:
2017 KEY MILESTONES

- **FEBRUARY** – Construction Advancing Ahead of Schedule
- **MARCH** – Dry Commissioning, Transmission Line Energized
- **MAY** – Wet Commissioning
- **JUNE** – First Gold Pour
- **JULY** – Commercial Production Declared

Personally I wish to thank you, my fellow shareholders, for your continued support, and express my appreciation to all of our employees, contractors and community supporters for contributing to our significant achievements at Pretivm and Brucejack this past year.

Sincerely,



Robert A. Quartermain
Executive Chairman

PRESIDENT'S MESSAGE

Over the course of 2017, Brucejack advanced from a snow-covered construction site to an operating underground mine which produced 152,484 ounces of gold by year-end, our first six months of operations. This achievement, remarkable for any mining company, speaks to the dedication of our construction and operations teams and contractors who brought the project over the finish line both safely and efficiently.

With Brucejack now producing high-grade gold at an advanced stage of ramp-up, Pretivm is a cash-flowing mining company. I'd like to review a few of the key milestones from 2017 which got us here, and highlight the path forward to steady state operations.

- Site construction reached a crescendo early in the year with over 1,500 employees and contractors making the final push to complete construction of the Brucejack Mine ahead of schedule. The construction management team maintained a steady hand overseeing the final stages of construction and preparations for commissioning, while operations crews mobilized to participate in dry commissioning.
- In March 2017, we announced that the 57-kilometer long transmission line, which had been under construction in 2016, was completed and fully energized. The Brucejack Mine and support camps were now fully connected to British Columbia's predominantly hydroelectric powered grid, resulting in reduced greenhouse gas emissions.
- By late May of last year, wet commissioning with ore was nearing completion with flotation and gravity circuits fully operational. We poured our first gold bar on June 20th.
- Over the subsequent months, we advanced through the normal process of mine start-up and optimization, while establishing and coordinating the short- and long-term strategies to manage the gold grade to the mill on a steady basis. With the variability of high-grade gold occurring as it does in our Valley of the Kings deposit, executing on this aspect of mining is the primary challenge. Managing our grade during ramp-up has been a dynamic process that has picked up momentum as we have increased our access within the deposit through the course of development, and have gained new data from mining.

The keys to effectively unlocking the Valley of the Kings and attaining consistency in our gold production is the combination of stope optionality and grade control. Having ready access to a range of gold grade across stopes gives us optionality, and a robust grade control program informs the daily mining cycle and helps us optimize the definition of stopes as we progress with our mine plan. Mining at the Valley of the Kings requires a well-coordinated operation with adequate lead time to develop the required stopes, which is our focus.



We've successfully accelerated our development rate as of January to achieve our goal of maximizing our stope inventory in 2018, and our grade control program is now underway. With this strategy, we can effectively manage the variability of gold in the Valley of the Kings. We expect to meet our guidance of gold production in the range of 150,000 to 200,000 ounces for H1 2018, and to achieve steady state production by mid to late 2018.



Joseph Ovsenek

With Brucejack now producing high-grade gold at an advanced stage of ramp-up, Pretivm is a cash-flowing mining company.

PRETIVM
VALUE THROUGH GOLD
PVG:TSX/NYSE

The process of commissioning the mill at Brucejack in early 2017 demonstrated that it could operate well beyond the 2,700 tonnes per day run rate. As a result, in Spring 2017 our permitting group began undertaking the necessary background work to amend our permit. In December an application was submitted to provincial regulators to increase our production rate to 3,800 tonnes per day. For a nominal investment of ~$25 million for mill upgrades, we will achieve a 40% increase in run rate – an opportunity to increase gold production and reduce all-in sustaining costs.

The Brucejack Mine represents a significant investment of over $1 billion and positions Pretivm as a corporate neighbor in northern British Columbia for the long-term. Residents of northwest BC comprised half of the mine's workforce in 2017. As of January 2018, ninety-two percent of workers are residents of BC. Our contractor workforce also provides substantive employment for locals. The imperative to hire locally drives all stages of a long-term priority to bring economic benefits to local communities.

Our Community Relations Manager, Aldea Lavallie, is working collaboratively with her training and employment counterparts in local communities in the region to identify employment challenges and develop strategies to help overcome barriers to employment. We have been able to tailor seasonal work opportunities at the mine site to accommodate those entering the workforce, and transition successful workers from construction into permanent jobs. Working in close collaboration with communities has made these efforts successful. As the operation matures, we will continue to address training and development strategies to support employment readiness at the mine site and beyond. We are grateful for the support of the communities of northern BC and look forward to continuing to forge strong and mutually beneficial relationships.

Looking to the future, we have a large land package covering over 120,000 hectares of the Golden Triangle. Over the last two years, our exploration crews have been diligently building our database of exploration targets within this land package. With this information in hand, we are now in a position to mobilize drills once the snow clears to test the targets identified by our exploration crews. Stay tuned as we begin the quest for our next mine.

Our goal for 2018 is to achieve steady state gold production at Brucejack. Our next milestone: to become a premier low-cost intermediate gold producer in 2019. I am proud to acknowledge the work and dedication of Pretivm's employees and contractors at Brucejack, and at our Smithers and Vancouver offices. They have brought us our success to date, and will be instrumental in achieving our goals for 2018 and beyond. I look forward to updating you as Pretivm's team continues to deliver.

Sincerely,

Joseph Ovsenek
President & Chief Executive Officer, Director

Head Office
Suite 2300-1055 Dunsmuir Street
PO Box 49334 Four Bentall Centre
Vancouver B.C. V7X 1L4 Canada

Tel: 604 558 1784
Toll-Free: 877 558 1784
Fax: 604 558 4784

Common Share Listing
Toronto Stock Exchange: PVG
New York Stock Exchange: PVG

Capitalization
Shared Issued: 182,390,374
Fully Diluted: 194,207,951
(as at March 31, 2018)

Transfer Agent and Registrar
Computershare Trust Company of Canada
North American Toll-Free:
800 564 6253
www.computershare.com

Auditors
PricewaterhouseCoopers LLP
Vancouver, B.C. Canada

CUSIP
74139C102